TELEPHONE: (949) 851-6125	LOREN P. HANSEN A PROFESSIONAL CORPORATION ATTORNEY AT LAW 1301 DOVE STREET, SUITE 370 NEWPORT BEACH, CALIFORNIA 92660 lphansen@lphansenlaw.com	CELL PHONE: (949) 275-1145

July 12, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Era Anagnosti

Legal Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	RBB Bancorp
Amendment No. 1 to Registration Statement on Form S-1
Filed on June 28, 2017
File No. 333-219018

Dear Ms. Anagnosti:

On behalf of RBB Bancorp, a California corporation (the “Company”), we are submitting this letter in response to comments received from the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement with the Commission via EDGAR, and five courtesy copies of Amendment No. 1 marked to show changes to the Registration Statement are being sent under separate cover.

Amendments addressing the accounting comments from the Staff appear on pages 22, 57, 65, 73, 74, 78, 79 and 83 of Amendment No. 1.

Please contact the undersigned at (949) 851-6125 or lphansen@lphansenlaw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Loren P. Hansen

Loren P. Hansen

cc:	Yee Phong (Alan) Thian, Chairman, President and Chief Executive Officer, RBB Bancorp
David Morris, Chief Financial Officer, RBB Bancorp
Mr. Norman Antin, Holland & Knight
Mr. Jeffrey Haas, Holland & Knight

1